

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 6, 2009

Mr. Mark L. Faupel
President, Chief Executive Officer and
Acting Chief Financial Officer
Guided Therapeutics, Inc.
4955 Avalon Ridge Parkway, Suite 300
Norcross, Georgia 30071

      RE: **Guided Therapeutics, Inc.**
              Form 10-K for the fiscal year ended December 31, 2007
              Filed July 15, 2008
              File No. 000-22179

Dear Mr. Faupel:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Angela J. Crane
                           Accounting Branch Chief